UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 13)

Valeant Pharmaceuticals International
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

91911X104
(CUSIP Number)
Allison Bennington, Esq. ValueAct Capital 435 Pacific Avenue, Fourth Floor San Francisco, CA 94133 (415) 362-3700
(Name, address and telephone number of Person Authorized to Receive Notices and Communications)

June 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 91911X104                                                                                                                                                                                                                                                            Page 2 of 11

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ValueAct Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ÿ
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,138,358**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,138,358**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,138,358**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON PN
*See Item 3
**See Items 2 and 5

SCHEDULE 13D

CUSIP NO. 91911X104                                                                                                                                                                                                                                                       Page 3 of 11

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VA Partners I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ÿ
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,138,358**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,138,358**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,138,358**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON 00 (LLC)
*See Item 3
**See Items 2 and 5

SCHEDULE 13D

CUSIP NO. 91911X104                                                                                                                                                                                                                                                            Page 4 of 11

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ValueAct Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ÿ
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,138,358**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,138,358**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,138,358**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON PN
*See Item 3
**See Items 2 and 5

SCHEDULE 13D

CUSIP NO. 91911X104                                                                                                                                                                                                                                                   Page 5 of 11

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ValueAct Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ÿ
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,138,358**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,138,358**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,138,358**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON 00 (LLC)
*See Item 3
**See Items 2 and 5

SCHEDULE 13D

CUSIP NO. 91911X104                                                                                                                                                                                                                                                            Page 6 of 11

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ValueAct Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ÿ
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,138,358**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,138,358**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,138,358**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON PN
*See Item 3
**See Items 2 and 5

SCHEDULE 13D

CUSIP NO. 91911X104                                                                                                                                Page 7 of 11

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ValueAct Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ÿ
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,138,358**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,138,358**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,138,358**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON 00 (LLC)
*See Item 3
**See Items 2 and 5

CUSIP NO. 91911X104                                                                                                                                                                                                                                                                     Page 8 of 11

THE PURPOSE OF THIS AMENDMENT NO. 13 TO SCHEDULE 13D IS TO AMEND ITEM 4 (PURPOSE OF TRANSACTION), ITEM 6 (CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER) AND ITEM 7 (MATERIAL TO BE FILED AS EXHIBITS). THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 4.    Purpose of Transaction

Item 4 to Schedule 13D is amended, in pertinent part as follows:

On June 20, 2010, Valeant Pharmaceuticals International, a Delaware corporation (the “Issuer”), Biovail Corporation, a Canadian corporation (“Biovail”), Biovail Americas Corp., a Delaware corporation and a wholly owned subsidiary of Biovail (“BAC”) and Beach Merger Corp., a Delaware corporation and a newly formed wholly owned subsidiary of BAC (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).  The Merger Agreement provides for a business combination whereby Merger Sub will merge with and into the Issuer (the “Merger”).  As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation. The completion of the Merger is subject to the approval of stockholders of the Issuer and Biovail, consummation of the financing and other customary closing conditions.

As a condition to their willingness to enter into the Merger Agreement, the Issuer and Biovail entered into a voting agreement (the “Voting Agreement”), dated as of June 20, 2010, with ValueAct Capital Master Fund, L.P. (“ValueAct”), whereby ValueAct has agreed, upon the terms and subject to the conditions set forth therein, (i) to vote its shares of the Issuer’s common stock for the Merger and against any competing transaction that may be proposed or any amendment to the Issuer’s charter or bylaws or other proposal that would impede, prevent or nullify any provision of the Merger Agreement or the Merger, (ii) to not sell or otherwise transfer its shares or enter into any other voting arrangement, except in connection with Merger, and (iii) not to solicit, initiate, encourage or facilitate certain other types of acquisition transactions involving the Issuer.

The Voting Agreement will terminate upon the earliest of (i) the date the Merger becomes effective, (ii) the date the Merger Agreement terminates, (iii) the date of an adverse change in the recommendation of the Issuer’s board of directors, or (iv) February 28, 2011. If the Voting Agreement has not been terminated by its terms on an earlier date, the obligation of ValueAct not to sell or otherwise transfer its shares will terminate on December 30, 2010.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 23, 2010, which is incorporated herein by reference.

Except as set forth in this Report and in connection with the Voting Agreement described above, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP NO. 91911X104                                                                                                                                                                                                                                                                     Page 9 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above with respect to the Voting Agreement is incorporated herein by reference.

Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s Common Stock which are required to be described hereunder.

Item 7.                     Material to Be Filed as Exhibits

(1)	Joint Filing Agreement.

(2)
Voting Agreement, dated June 20, 2010, by and among Valeant Pharmaceuticals International, Biovail Corporation and ValueAct Capital Master Fund, L.P. filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated June 23, 2010 and incorporated by reference herein.

CUSIP NO. 91911X104                                                                                                                                                                                                                                                                    Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr., G. Mason Morfit and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated: June 23, 2010	VALUEACT CAPITAL MASTER FUND, L.P. By: VA PARTNERS I, LLC, its General Partner By:/s/ George F. Hamel. Jr. George F. Hamel, Jr. Chief Operating Officer
Dated: June 23, 2010	VA PARTNERS I, LLC By:/s/ George F. Hamel. Jr. George F. Hamel, Jr. Chief Operating Officer

Dated: June 23, 2010	VALUEACT CAPITAL MANAGEMENT, L.P. By: VALUEACT CAPITAL MANAGEMENT, LLC, its General Partner By:/s/ George F. Hamel. Jr. George F. Hamel, Jr. Chief Operating Officer
Dated: June 23, 2010	VALUEACT CAPITAL MANAGEMENT, LLC By:/s/ George F. Hamel. Jr. George F. Hamel, Jr. Chief Operating Officer
Dated: June 23, 2010	VALUEACT HOLDINGS, L.P. By: VALUEACT HOLDINGS GP, LLC, its General Partner By:/s/ George F. Hamel. Jr. George F. Hamel, Jr. Chief Operating Officer
Dated: June 23, 2010	VALUEACT HOLDINGS GP, LLC By:/s/ George F. Hamel. Jr. George F. Hamel, Jr. Chief Operating Officer

CUSIP NO. 91911X104                                                                                                                                                                                                                                                  Page 11 of 11

Exhibit 1

JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Valeant Pharmaceuticals International is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

Dated: June 23, 2010	VALUEACT CAPITAL MASTER FUND, L.P. By: VA PARTNERS I, LLC, its General Partner By:/s/ George F. Hamel. Jr. George F. Hamel, Jr. Chief Operating Officer
Dated: June 23, 2010	VA PARTNERS I, LLC By:/s/ George F. Hamel. Jr. George F. Hamel, Jr. Chief Operating Officer
Dated: June 23, 2010	VALUEACT CAPITAL MANAGEMENT, L.P. By: VALUEACT CAPITAL MANAGEMENT, LLC, its General Partner By:/s/ George F. Hamel. Jr. George F. Hamel, Jr. Chief Operating Officer
Dated: June 23, 2010	VALUEACT CAPITAL MANAGEMENT, LLC By:/s/ George F. Hamel. Jr. George F. Hamel, Jr. Chief Operating Officer
Dated: June 23, 2010	VALUEACT HOLDINGS, L.P. By: VALUEACT HOLDINGS GP, LLC, its General Partner By:/s/ George F. Hamel. Jr. George F. Hamel, Jr. Chief Operating Officer
Dated: June 23, 2010	VALUEACT HOLDINGS GP, LLC By:/s/ George F. Hamel. Jr. George F. Hamel, Jr. Chief Operating Officer